ALLEN & OVERY

AEGON N.V. - DLT 2010 ENG

CMS/om/0042338-0000488

STATEMENT ABOUT ARTICLES OF ASSOCIATION

Maarten Jan Christiaan Arends (civil law notary), deputising for Christiaan Maria Stokkermans, civil law notary in Amsterdam, the Netherlands,

hereby declares:

the attached document is a fair English translation of the Articles of Association of:

AEGON N.V.,

having its official seat in The Hague, the Netherlands,

as they read after execution of the deed of amendment on 4 May 2010 before Chi.M. Stokkermans, civil law notary aforementioned, with respect to which amendment a ministerial Statement of No Objections was granted on 4 May 2010, under number NV 101780.

AEGON N.V. is a public company under Dutch law (‘naamloze vennootschap’), having its office address at AEGONplein 50, 2591 TV The Hague, the Netherlands, and registered in the Commercial Register under number 27076669.

In preparing the attached document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text.

Inevitably, however, differences may occur in translation, and if they do, the

Dutch text will by law govern.

In the attached document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Amsterdam, 19 May 2010.

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AEGON N.V. - DLT ENC 2010 CMS/om/0042338-0000488

ARTICLES OF ASSOCIATION: CHAPTER I. Article 1. Definitions.

1.1 In these Articles of Association, the following terms shall have the following meanings:

“Share” means a share in the capital of the Company. Unless the contrary is apparent, this shall include each Common Share and each Preferred Share.

“Shareholder” means a holder of one or more Shares or if it concerns

Deposit Shares, a Euroclear-participant.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the Shareholders or (as the case may be)

a meeting of Shareholders (or their representatives) and other persons entitled to attend such meetings.

“Subsidiary” means a subsidiary of the Company as referred to in Section

2:24a of the Dutch Civil Code.

“Euroclear Nederland” means Nederlands Centraal Instituut voor Giraal

Effectenverkeer B.V., trading under the name Euroclear Nederland, being the central depositary as referred to in the Security Depositary Act (Wet giraal effectenverkeer) and an “institution associated with Euroclear”

means an institution which is an ‘associated institution’ (aangesloten instelling) within the meaning of the Act on deposit securities transactions.

“Euroclear-participant” means a person who is entitled to a certain number of Common Shares pursuant to the Dutch Security Depositary Act

(Wet giraal effectenverkeer) through a securities account with an institution associated with Euroclear Nederland.

“Common Share” means a common share in the capital of the Company.

“Deposit Shares” (girale aandelen) means Common Shares which are included in the deposit system of the Act on deposit securities transactions

(Wet giraal effectenverkeer).

“Preferred Share” means a preferred share in the capital of the Company.

Unless the contrary is apparent, this shall include each class A Preferred

Share and each class B Preferred Share.

“Executive Board” means the executive board of the Company.

“Supervisory Board” means the supervisory board of the Company.

“Company” means the company the internal organization of which is governed by these Articles of Association.

1.2 “in writing” means transmitted by letter, telecopier, e-mail or any other electronic means of communication, provided the relevant message is legible and reproducible.

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1.3 References in these Articles of Association to the meeting of holders of

Shares of a particular class will be understood to mean the body of the

Company consisting of the holders of Shares of the relevant class or (as the case may be) a meeting of holders of Shares of the relevant class (or their representatives) and other persons entitled to attend such meetings.

1.4 References to “Articles” refer to articles which are part of these Articles of

Association, except where expressly indicated otherwise.

CHAPTER II. NAME, OFFICIAL SEAT AND OBJECTS. Article 2. Name and Official Seat.

2.1 The Company’s name is:

AEGON N.V.

2.2 The official seat of the Company is in The Hague.

Article 3. Objects.

3.1 The objects of the Company are to incorporate, to acquire and alienate shares and interests in, to finance, to grant security for obligations of, to enter into general business relationships with, to manage, and to grant services to, legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

3.2 In achieving the aforesaid objects due regard will be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in the Company.

CHAPTER III. AUTHORIZED CAPITAL, SHARES, SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS. Article 4. Authorized Capital and Shares.

4.1 The authorized capital of the Company amounts to six hundred and ten million euro (EUR 610,000,000).

4.2 The authorized capital is divided into four billion (4,000,000,000) Shares,

divided into classes as follows:

three billion (3,000,000,000) Common Shares, having a nominal value of twelve eurocents (EUR 0.12) each; and one billion (1,000,000,000) Preferred Shares, having a nominal value of twenty-five eurocents (EUR 0.25) each, of which five hundred million (500,000,000) are class A Preferred Shares and five hundred million (500,000,000) are class B Preferred Shares.

4.3 All Shares will be registered Shares.

Article 5. Share Certificates.

5.1 The Executive Board may resolve that Share certificates will be made available for Common Shares and/or Preferred Shares.

5.2 The Share certificates of Shares will not be provided with dividend sheets.

They will be made available on such conditions and for such numbers of

Shares as the Executive Board will determine.

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5.3 The Executive Board shall determine the form and contents of the Share certificates with due observance of the provisions of these Articles of

Association.

5.4 Each Share certificate shall bear information identifying it as a Share certificate of a Common Share or of a Preferred Share, and allowing it to be distinguished from other Share certificates. Share certificates shall be signed by an Executive Board member and a Supervisory Board member, whose signatures may be in facsimile.

5.5 The Executive Board can provide that certificates of Shares shall also be signed by one or more persons designated for this purpose by the Executive

Board.

Article 6. Exchange of Share Certificates.

6.1 At the request of the Shareholder:

(a) certificates for Shares will be exchanged for certificates for Shares of different values whose total will together be the same as the Shares of the same kind; and

(b) certificates of Shares will be issued or taken back by the Company,

the original entry in the register being maintained,

all of this being subject to the provisions in these Articles of Association.

6.2 The Executive Board may provide that the request must be made by the completing and signing of a form to be made available by the Company.

6.3 The transactions mentioned in Article 6.1 shall be performed free of charge.

6.4 The transactions mentioned in Article 6.1 shall not be performed until the

Share certificates to be surrendered or exchanged, as the case may be, have been returned, with any appurtenant documents relating to such Share certificates.

Article 7. Duplicates of Share Certificates.

7.1 If one or more Share certificates are lost or have been damaged, stolen or destroyed, the Executive Board may, in accordance with conditions to be stipulated by it, issue duplicates of Share certificates.

7.2 The issue of such duplicates shall render the corresponding original documents null and void in respect of the Company.

Article 7A. Deposit Shares.

7A.1 An Common Share shall be designated a Deposit Share by means of transfer or issuance to Euroclear-Nederland or an institution associated with Euroclear-Nederland, together with a written statement indicating that the Share is a Deposit Share. The Deposit Share shall be registered in the Company’s register of Shareholders in the name of Euroclear-Nederland or the institution associated with Euroclear-Nederland concerned, together with a written statement indicating that the Share is a Deposit Share.

7A.2 Euroclear-participants shall not be registered in the Company’s register of Shareholders.

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7A.3 Deposit Shares cannot be delivered to Euroclear-participants, unless the Executive Board has given its consent thereto. The Executive Board shall grant such consent in any event if the relevant request for delivery is made by a person who, as a result of the delivery, would become a direct holder of at least one per cent (1%) of the issued capital of the Company or who, as a result of the delivery, would increase such holding.

7A.4 The transfer of a Euroclear-participant’s book-entry rights in respect of Deposit Shares shall be effected in accordance with the provisions of the Act on deposit securities transactions. The same applies to the creation of a right of pledge and the creation or transfer of a usufruct in such book-entry rights.

Article 8. Register of Shareholders.

8.1 A register of Shares shall be kept by or on behalf of the Company. The register may consist of various parts which may be kept in different places and each may be kept in more than one copy and in more than one place as determined by the Executive Board. The register shall be kept up to date. In the register shall be entered the names and the addresses referred to in

Article 8.2 of all the holders of Shares, the amount paid on each Share and such other particulars as the Executive Board may determine. The entries in the register, as well as the amendments thereof, shall be certified in a manner to be prescribed by the Executive Board. Article 2:85 of the Dutch

Civil Code shall apply to the register of Shareholders.

8.2 Every holder of a Share as well as each usufructuary and each pledgee of such a Share is obliged to furnish its name and address to the Company in writing.

8.3 The Executive Board shall set rules with respect to the signing of registrations and entries in the register of Shareholders.

8.4 The Executive Board provides any holder of a Share as well as any usufructuary and pledgee of such a Share, at its own request and free of charge, with an extract from the register of Shareholders showing its right to such Share.

CHAPTER IV. ISSUANCE OF SHARES.

Article 9. Resolution to Issue; Conditions of Issuance.

9.1 Shares may be issued pursuant to a resolution of the General Meeting. This competence shall concern all non-issued Shares of the Company’s authorized capital, except insofar as the competence to issue Shares accrues to the Executive Board in accordance with Article 9.2 hereof.

9.2 Shares may be issued pursuant to a resolution of the Executive Board, if and insofar as that board is designated competent to do so by the General

Meeting. Such designation can be made each time for a maximum period of five years and can be extended each time for a maximum period of five years. A resolution to make such designation must stipulate the aggregate

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nominal value up to which Shares may be issued pursuant to a resolution of the Executive Board. A resolution to make such designation must also stipulate how many shares of each class may be issued. A resolution of the General Meeting to designate the Executive Board as a body of the Company competent to issue Shares can only be withdrawn at the proposal of the Executive Board which is approved by the Supervisory Board, unless provided otherwise in the resolution to make the designation.

9.3 A resolution of the General Meeting to issue Shares or to designate the Executive Board as a body of the Company competent to do so can only take place at the proposal of the Executive Board which is approved by the Supervisory Board.

9.4 A resolution of the Executive Board to issue Shares requires the approval of the Supervisory Board.

9.5 If the Executive Board has been designated according to Article 9.2 by the General Meeting of Shareholders as body of the Company competent to issue Preferred Shares, a General Meeting of Shareholders shall be held within thirty days after such Shares have been issued, in which General Meeting of Shareholders a statement concerning the reason(s) for such issue will be made by the Executive Board, unless such statement had already been made before at a meeting of Shareholders.

9.6 The foregoing provisions of this Article 9 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

9.7 The body of the Company resolving to issue Shares shall stipulate the issue price and the other conditions of issuance in the resolution to issue.

9.8 The Executive Board is authorized, with the approval of the Supervisory Board, within the scope of a merger of a Subsidiary, to issue Common Shares at the expense of a reserve insofar as the Executive Board has been designated by the General Meeting of Shareholders in accordance with Articles 9.2 and 10.2.

9.9 Without prejudice to the previous provisions of this Article 9 and the provisions of Article 2:96 subsection 2 of the Dutch Civil Code, the issuance of Preferred Shares of a class shall be subject to the prior approval of the meeting of holders of Preferred Shares of that class.

9.10 Article 9.9 shall not apply in the event that Preferred Shares of a class are issued to a person holding all the outstanding Preferred Shares of the class concerned.

Article 10. Pre-emptive Rights.

10.1 Upon the issuance of Common Shares, each holder of Common Shares shall have pre-emptive rights in proportion to the aggregate nominal value of his Common Shares. A Shareholder shall not have a pre-emptive right in

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respect of Shares issued against a non-cash contribution. He shall also not have a pre-emptive right in respect of Shares issued to employees of the Company or of an affiliate within the meaning of Section 2:24b of the Dutch Civil Code.

10.2 Prior to each individual issuance, the pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. However, with respect to an issue of Shares pursuant to a resolution of the Executive Board, the pre- emptive rights can be restricted or excluded pursuant to a resolution of the Executive Board if and insofar as that board is designated competent to do so by the General Meeting. The provisions of Articles 9.1, 9.2 and 9.4 of these Articles of Association shall apply by analogy.

10.3 A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the Executive Board as a body of the Company competent to do so can only be adopted at the proposal of the Executive Board which is approved by the Supervisory Board.

10.4 If a proposal is made to the General Meeting to restrict or exclude the pre-emptive rights, the reason for such proposal and the choice of the intended issue price must be set forth in the proposal in writing.

10.5 A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate the Executive Board as a body of the Company competent to do so shall require a majority of not less than two-thirds of the votes cast, if less than one-half of the Company’s issued capital is represented at the meeting.

10.6 When rights are granted to subscribe for Shares, the Shareholders shall have pre-emptive rights in respect thereof; the foregoing provisions of this Article 10 shall apply by analogy. Shareholders shall have no pre-emptive rights in respect of Shares issued to a person exercising a right to subscribe for Shares previously granted.

Article 11. Payment on Shares.

11.1 Upon issuance of a Share, the full nominal value thereof must be paid-up, as well as the difference between the two amounts if the Share is subscribed for at a higher price, without prejudice to the provisions of Section 2:80 subsection 2 of the Dutch Civil Code.

11.2 Payment for a Share must be made in cash insofar as no contribution in any other form has been agreed on.

11.3 The Executive Board shall be allowed to enter into legal acts relating to non-cash contributions and the other legal acts referred to in Section 2:94 of the Dutch Civil Code without the prior approval of the General Meeting, but with the approval of the Supervisory Board.

11.4 Payments for Shares and non-cash contributions shall furthermore be subject to the provisions of Sections 2:80, 2:80a, 2:80b and 2:94b of the Dutch Civil Code.

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CHAPTER V. OWN SHARES; REDUCTION OF THE ISSUED CAPITAL. Article 12. Own Shares.

12.1 When issuing Shares, the Company may not subscribe for its own Shares.

12.2 The Company shall be entitled to acquire its own fully paid-up Shares, or depositary receipts therefor, provided either that no valuable consideration is given or that:

(a) the Company’s equity, after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued capital and the reserves which must be maintained by virtue of the law; and

(b) the nominal value of the Shares which the Company acquires, holds, holds in pledge or which are held by a Subsidiary, does not exceed fifty per cent. (50%) of the Company’s issued capital.

For the purpose of applying provision (a), the amount of equity shown in the last adopted balance sheet, reduced by the acquisition price of Shares or depositary receipts therefor and further reduced by distributions of profits or at the expense of reserves to others, which have become due from the Company and its Subsidiaries after the balance sheet date, shall be decisive. An acquisition in accordance with this Article 12.2 shall not be permitted if more than six months have elapsed after the end of a financial year without the annual accounts having been adopted.

12.3 Acquisition for valuable consideration shall be permitted only if the General Meeting has authorized the Executive Board to do so. Such authorization shall be valid for a period not exceeding eighteen months. The General Meeting shall stipulate in the authorization the number of Shares or depositary receipts therefor which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. In addition, the approval of the Supervisory Board shall be required for any such acquisition.

12.4 The Company may, without authorization by the General Meeting, acquire its own Shares for the purpose of transferring such Shares to employees of the Company or of an affiliate within the meaning of Section 2:24b of the Dutch Civil Code under a scheme applicable to such employees, provided such Shares are quoted on the price list of a stock exchange.

12.5 Articles 12.2 and 12.3 do not apply to Shares or depositary receipts thereof which the Company acquires by universal succession in title.

12.6 No voting rights may be exercised in the General Meeting with respect to any Share held by the Company or by a Subsidiary, or any Share for which the Company or a Subsidiary holds the depositary receipts.

12.7 No payments shall be made on Shares which the Company holds in its own Share capital.

12.8 The Executive Board shall be authorized to alienate Shares held by the

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Company or depositary receipts therefor, but only with the approval of the Supervisory Board.

12.9 Own Shares and depositary receipts therefor shall furthermore be subject to the provisions of Sections 2:89a, 2:95, 2:98, 2:98a, 2:98b, 2:98c, 2:98d and 2:118 of the Dutch Civil Code. Article 13. Reduction of the Issued Capital.

13.1 The General Meeting may, but only at the proposal of the Executive Board which is approved by the Supervisory Board, resolve to reduce the Company’s issued capital:

(a) by cancellation of Shares; or

(b) by reducing the nominal value of Shares by amendment of the Articles of Association.

The Shares in respect of which such resolution is passed must be designated therein and provisions for the implementation of such resolution must be made therein.

13.2 A resolution to cancel Shares may relate to Shares held by the Company itself or for which it holds the depositary receipts, or all class A Preferred Shares and/or all class B Preferred Shares.

13.3 Reduction of the nominal value or cancellation of Preferred Shares of a specific class can be effected only with the approval of the meeting of holders of Preferred Shares of such class. Cancellation of Preferred Shares shall be effected against repayment of the amounts paid on these Preferred Shares.

13.4 A reduction of the issued capital of the Company shall furthermore be subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

CHAPTER VI. TRANSFER OF SHARES; USUFRUCT IN SHARES AND PLEDGING OF SHARES; DEPOSITARY RECEIPTS FOR SHARES. Article 14. Transfer of Shares.

14.1 The transfer of a Share shall require an instrument intended for such purpose and, save when the Company itself is a party to such legal act, the written acknowledgement by the Company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement of acknowledgement on the instrument or on a copy or extract thereof and signed as a true copy by a civil law notary or the transferor. Official service of such instrument or such copy or extract on the Company shall be considered to have the same effect as an acknowledgement.

14.2 Except for the provisions of Article 14.3, any transfer of Shares may only take place with the prior consent of the Supervisory Board. This consent may be so conditioned as the Supervisory Board deems desirable or necessary.

14.3 The consent referred to in Article 14.2 shall not be required in the case of:

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(a) a transfer of Shares for which no Share certificates are outstanding; and

(b) a transfer of Shares for which Share certificates are outstanding, provided the deed designated for a transfer as shown on the back of the Share certificate(s) - or a separate deed corresponding to the text thereof - has been filled in and has been signed by or on behalf of the transferor.

14.4 Without prejudice to the provisions of Article 14.1, the transfer of Shares for which Share certificates are outstanding can only take place if the Share certificate(s) is/are surrendered to the Company at the same time. As proof of the acknowledgement of the transfer, the acknowledgement shall be noted on that/those document(s) or that/those document(s) shall be replaced with one or more Share certificates in the name of the acquirer, all by or on behalf of the Company.

14.5 The provisions of Article 14.1 also apply to the transfer of a Share in the event of a sale by execution as well as to the allotment of a Share due to partition of communal property.

Article 15. Usufruct in Shares and Pledging of Shares; Depositary Receipts for Shares.

15.1 The provisions of Article 14.1 and Article 14.4, first sentence, of these Articles of Association shall apply by analogy to the creation or transfer of a usufruct in and to the pledging of Shares. If a Share certificate has been issued, the acknowledgement may only take place by a statement to this effect on the document. Shares may also be pledged without acknowledgement by or service on the Company. In such case, Section 3:239 of the Dutch Civil Code shall apply by analogy, substituting acknowledgement by or service on the Company for the notification referred to in subsection 3 of said statutory provision.

15.2 For Shares which have been pledged no voting rights shall accrue to the pledgee.

15.3 The rights of holders of depositary receipts issued with the cooperation of the Company and of usufructuaries and pledgees of Shares holding corresponding rights shall be as stated in the statutory provisions concerned.

CHAPTER VII. THE EXECUTIVE BOARD. Article 16. Executive Board Members.

16.1 The number of Executive Board members shall be determined by the Supervisory Board after consultation with the Executive Board.

16.2 The Supervisory Board appoints a chairman and may grant him the title of president and, if deemed necessary, a vice-chairman and grant him the title of vice-president, from among the Executive Board members.

16.3 The Company shall pursue a policy in the field of the remuneration of the Executive Board. This policy is determined by the General Meeting; the

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Supervisory Board shall make a proposal with respect thereto. The remuneration policy shall contain at least the subjects described in Sections 2:383c through 2:283e of the Dutch Civil Code, to the extent these subjects concern the Executive Board.

The Supervisory Board shall establish the remuneration and further conditions of employment for each Executive Board member with due observance of the aforementioned policy. With respect to arrangements in the form of Shares and/or rights to subscribe for Shares, the Supervisory Board will submit a proposal for approval to the General Meeting. This proposal should at least state the number of Shares or rights to subscribe for Shares that can be assigned to the Executive Board as well as the criteria for assignment and amendment.

Executive Board members shall be entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 28A.

Article 17. Appointment, suspension and removal of Executive Board members.

17.1 Executive Board members shall be appointed by the General Meeting of Shareholders.

17.2 The Supervisory Board shall nominate one or more candidates for each vacant seat and, if no Executive Board members are in office, it will do so as soon as reasonably possible.

17.3 A nomination or notification to appoint an Executive Board member shall state the candidate’s age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of an Executive Board member. The nomination and notification must state the reasons on which they are based.

17.4 If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list shall be binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital, resolve that such list shall not be binding.

A resolution of the General Meeting of Shareholders to appoint an Executive Board member other than in accordance with a binding or non-binding nomination by the Supervisory Board shall require at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital.

17.5 At a General Meeting of Shareholders, votes in respect of the appointment of an Executive Board member, can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the

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candidates nominated by the Supervisory Board is appointed, the Supervisory Board shall retain the right to make a new binding or non-binding nomination at a next meeting.

17.6 An Executive Board member shall retire not later than the day on which the annual General Meeting of shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. An Executive Board member who retires in accordance with the previous provision is immediately eligible for reappointment.

17.7 Each Executive Board member may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove an Executive Board member, other than pursuant to a proposal by the Supervisory Board, shall require at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital. An Executive Board member may also be suspended by the Supervisory Board. A suspension by the Supervisory Board may, at any time, be discontinued by the General Meeting of Shareholders.

17.8 Any suspension may be extended one or more times, but may not last longer than three months in aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end.

Article 18. Duties, Decision-making Process and Allocation of Duties.

18.1 The Executive Board shall be entrusted with the management of the Company.

18.2 The Executive Board may establish rules regarding its decision-making process and working methods. In this context, the Executive Board may also determine the duties for which each Executive Board member shall be particularly responsible. The Supervisory Board may decide that such rules and allocation of duties be set forth in writing and that such rules and allocation of duties shall be subject to its approval.

18.3 Executive Board resolutions at all times may be adopted in writing, provided the proposal concerned is submitted to all Executive Board members then in office and none of them objects to this manner of adopting resolutions. Adoption of resolutions in writing shall be effected by written statements from all Executive Board members then in office.

Article 19. Representation; Conflicts of Interest.

19.1 The Executive Board is authorized to represent the Company. Each Executive Board member individually is also authorized to represent the Company.

19.2 The Executive Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The authority of an

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officer thus appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Executive Board members.

19.3 In the event of a conflict of interest between the Company and an Executive Board member, the Supervisory Board may appoint a member of the Executive Board or a member of the Supervisory Board to represent the Company.

Article 20. Approval of Executive Board Resolutions.

20.1 The Executive Board shall require the approval of the General Meeting for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning:

(a) the transfer of (nearly) the entire business of the Company to a third party;

(b) entering into or terminating a long term cooperation between the Company or a Subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company;

(c) acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

20.2 The Executive Board shall need the approval of the Supervisory Board for resolutions concerning:

(a) the issuance and acquisition of Shares of the Company and debentures chargeable to the Company and of debentures chargeable to a limited partnership or general partnership in which the Company is a fully liable partner;

(b) cooperation in the issuance of depositary receipts;

(c) the application for admission of the securities under (a) and (b) above to a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a comparable regulated market or multilateral trading facility system from a state that is not a member state, or, as the case may be, the cancellation of such admission;

(d) entering into or terminating a long term cooperation between the Company or a Subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the

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Company;

(e) participation by the Company or a Subsidiary in the capital of another company if the value of such participation is at least one quarter of the amount of the issued capital plus reserves of the Company according to its balance sheet and explanatory notes, as well as significantly increasing or reducing such participation on the Company’s balance sheet thereto;

(f) investments in an amount equal to at least one quarter of the issued capital plus reserves of the Company according to its balance sheet and explanatory notes;

(g) a proposal for an amendment of these Articles of Association;

(h) a proposal for the dissolution of the Company;

(i) a petition in bankruptcy and a petition for a moratorium on the payment of indebtedness;

(j) the termination of service of a substantial number of employees of the Company or of a Subsidiary at the same time or within a short period of time;

(k) a significant change in the employment terms of a substantial number of employees of the Company or of a Subsidiary; and

(1) a proposal for a legal merger of demerger.

20.3 The Supervisory Board is entitled to require further resolutions of the Executive Board to be subject to its approval. Such further resolutions shall be clearly specified and notified to the Executive Board in writing.

20.4 The absence of approval by the General Meeting or the Supervisory Board, respectively, of a resolution as referred to in Article 20.1, Article 20.2 (except for Article 20.2 under (1)) or Article 20.3 shall not affect the authority of the Executive Board or its members to represent the Company.

Article 21. Vacancy or Inability to Act.

21.1 If a seat on the Executive Board is vacant or an Executive Board member is unable to perform his duties, the remaining Executive Board member or members shall be temporarily entrusted with the management of the Company.

21.2 If all seats on the Executive Board are vacant or all Executive Board members, are unable to perform their duties, the management of the Company shall be temporarily entrusted to the Supervisory Board, which shall have the authority to temporarily entrust the management of the Company to one or more Supervisory Board members and/or one or more other persons.

CHAPTER VIII. THE SUPERVISORY BOARD.

Article 22. Supervisory Board Members; Eligibility.

22.1 The Company shall have a Supervisory Board.

22.2 The number of Supervisory Board members shall be determined by the

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Supervisory Board and shall be at least seven. If the number of Supervisory Board members is less than seven, the Supervisory Board shall take measures forthwith to increase the number of members, with due observance of the provisions of Article 23.

22.3 In the year in which a person reaches the age of seventy years or over, he/she shall no longer be eligible for appointment as Supervisory Board member, unless the Supervisory Board has decided otherwise with respect to the person concerned.

22.4 The remuneration of each Supervisory Board member shall be fixed by the General Meeting of Shareholders and shall not be dependent upon the profit of the Company. The Supervisory Board members shall be entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 28A.

Article 23. Appointment, suspension and removal of Supervisory Board members.

23.1 Supervisory Board members shall be appointed by the General Meeting of Shareholders.

23.2 The Supervisory Board shall nominate one or more candidates for each vacant seat.

23.3 If the nomination by the Supervisory Board with respect to a vacant seat consists of a list of two or more candidates, such list shall be binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital, resolve that such list shall not be binding.

A resolution of the General Meeting of Shareholders to appoint a Supervisory Board member other than in accordance with a binding or non-binding nomination by the Supervisory Board shall require at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital.

23.4 At a General Meeting of Shareholders, votes in respect of the appointment of a Supervisory Board member can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board shall retain the right to make a new binding or non-binding nomination at a next meeting.

23.5 A nomination or recommendation to appoint a Supervisory Board member shall state the candidate’s age, his profession, the number of shares he holds in the capital of the Company and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Board member. Furthermore, the names of the legal entities of which he is

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also a member of their supervisory boards shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The nomination or recommendation must state the reasons on which it is based.

23.6 Each Supervisory Board member may be suspended or removed by the

General Meeting of Shareholders at any time. A resolution of the General

Meeting of Shareholders to suspend or remove a Supervisory Board member other than pursuant to a proposal by the Supervisory Board shall require at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital.

23.7 Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end.

Article 24. Retirement of Supervisory Board members.

The Supervisory Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. However, a Supervisory Board member shall retire not later than the day on which the annual General Meeting of Shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. A Supervisory Board member who retires in accordance with the previous provision is immediately eligible for reappointment, except as provided under Article 22.3. Article 25. Duties and powers.

25.1 It shall be the duty of the Supervisory Board to supervise the management of the Executive Board and the general course of affairs of the Company and the business connected with it. The Supervisory Board shall assist the

Executive Board by giving advice. In performing their duties, the

Supervisory Board members shall act in accordance with the interests of the

Company and its business.

25.2 The Supervisory Board may provide that one or more of its members,

whether or not accompanied by an expert as mentioned in Article 25.3, shall have access to the Company’s premises and be authorized to inspect its books, correspondence and other documents, and take cognizance of the acts and operations that have taken place.

The Supervisory Board may also decide that only certain of the rights set forth in the preceding sentence may be exercised.

25.3 In the accomplishment of its duties, the Supervisory Board may call upon the assistance or advice of one or more experts to be appointed by it for a fee to be agreed upon with the Supervisory Board, which fee shall be chargeable to the Company.

Article 26. Chairman and Vice-Chairman.

26.1 The Supervisory Board shall elect a chairman and a vice-chairman from

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among its members.

26.2 If the chairman and the vice-chairman are absent or prevented from attending a meeting, one of the other Supervisory Board members, to be designated by the Supervisory Board, shall act as chairman.

Article 27. Meetings; Decision-making Process.

27.1 The Supervisory Board shall meet whenever the chairman or at least two members shall deem it desirable. The chairman or his substitute shall preside over the meeting and minutes shall be kept of the proceedings. The

Executive Board members shall attend the meetings unless the Supervisory

Board expresses its wish to meet separately.

27.2 At the meeting of the Supervisory Board, resolutions shall be adopted by an absolute majority of the votes cast at the meeting.

27.3 At a meeting, the Supervisory Board may only pass valid resolutions if at least half of the Supervisory Board members then in office are present or represented.

27.4 In the event of a tie in voting the chairman shall have a deciding vote, but only if more than two Supervisory Board members are present.

27.5 The Supervisory Board may adopt a resolution by written consent without a meeting, provided that the proposed resolution has been submitted to all the

Supervisory Board members, none of them opposes this manner of adopting a resolution and the majority of the members have voted in favour of the proposed resolution.

27.6 At the first meeting of the Supervisory Board, held after the members adopted a resolution without a meeting set forth in Article 27.5, the chairman of that meeting shall communicate the result of the voting.

27.7 A resolution of the Supervisory Board shall be evidenced by a document setting forth such resolution and signed by the chairman or, if he is absent or prevented from attending the meeting or if there is no chairman, by one of the other Supervisory Board members.

Article 28. Committees.

28.1 The Supervisory Board may, without prejudice to its responsibilities,

designate one or more committees from among its members, which shall have the responsibilities specified by the Supervisory Board.

28.2 The composition of any such committee shall be determined by the

Supervisory Board.

28.3 The General Meeting of Shareholders may grant additional compensation to the members of the committee(s) for their service on the committee(s).

Article 28A. Indemnity and insurance.

28A.1 To the extent permissible by law, the Company shall indemnify and hold harmless each member of the Executive Board and of the Supervisory Board, both former members and members currently in office (each of them, for the purpose of this Article 28A only, an “Indemnified Person”),

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against any and all liabilities, claims, judgements, fines and penalties (“Claims”) incurred by the Indemnified Person as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each, a “Legal Action”), brought by any party other than the Company itself or its Group Companies, in relation to acts or omissions in or related to his capacity as an Indemnified Person. Claims will include derivative actions brought on behalf of the Company or its Group Companies against the Indemnified Person and claims by the Company (or any of its Group Companies) itself for reimbursement for claims by third parties on the ground that the Indemnified Person was jointly liable toward that third party in addition to the Company.

28A.2 The Indemnified Person will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Indemnified Person shall have been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

28A.3 Any expenses (including reasonable attorneys’ fees and litigation costs) (collectively, “Expenses”) incurred by the Indemnified Person in connection with any Legal Action shall be settled or reimbursed by the Company, but only upon receipt of a written undertaking by that Indemnified Person that he shall repay such Expenses if a competent Court in an irrevocable judgement has determined that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Indemnified Person may be subject to as a result of his indemnification.

28A.4 Also in case of a Legal Action against the Indemnified Person by the Company itself or its Group Companies, the Company will settle or reimburse to the Indemnified Person his reasonable attorneys’ fees and litigation costs, but only upon receipt of a written undertaking by that Indemnified Person that he shall repay such fees and costs if a competent Court in an irrevocable judgement has resolved the Legal Action in favour of the Company or the relevant Group Company rather than the Indemnified Person.

28A.5 The Indemnified Person shall not admit any personal financial liability visa-vis third parties, nor enter into any settlement agreement, without the Company’s prior written authorisation. The Company and the Indemnified Person shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims, but in the event that the Company and the Indemnified Person would fail to reach such agreement, the Indemnified Person shall comply with all directions given by the Company in its sole discretion, in order to be entitled to the indemnity contemplated by this Article 28A.

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28A.6 The indemnity contemplated by this Article 28A shall not apply to the extent Claims and Expenses are reimbursed by insurers.

28A.7 The Company will provide for and bear the cost of adequate insurance covering Claims against sitting and former Executive Board members and sitting and former Supervisory Board members (“D&O insurance”), unless such insurance cannot be obtained at reasonable terms.

2SA.8 This Article 28A can be amended without the consent of the Indemnified Persons as such. However, the indemnity provided herein shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Indemnified Person during the periods in which this clause was in effect.

CHAPTER IX. FINANCIAL YEAR AND ANNUAL ACCOUNTS;

CERTIFIED PUBLIC ACCOUNTANT; PROFITS AND DISTRIBUTIONS.

Article 29. Financial Year and Annual Accounts.

29.1 The Company’s financial year shall be the calendar year.

29.2 Annually, not later than four months after the end of the financial year, the

Executive Board shall prepare annual accounts, and shall deposit the same for inspection by the Shareholders at the Company’s office. Within the same period, the Executive Board shall also deposit the annual report for inspection by the Shareholders.

29.3 The annual accounts shall consist of the individual accounts that consist of a balance sheet, a profit and loss account with explanatory notes, and the consolidated annual accounts.

29.4 The annual accounts shall be signed by the Executive Board members and the Supervisory Board members. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

29.5 Annually, the Supervisory Board shall prepare a report, which shall be enclosed with the annual accounts and the annual report.

29.6 The Company shall ensure that the annual accounts, the annual report, the report of the Supervisory Board and the information to be added by virtue of the law are kept at its office as of the day on which notice of the annual

General Meeting of Shareholders is given. Shareholders may inspect the documents at that place and obtain a copy free of charge.

29.7 The annual accounts, the annual report and the information to be added by virtue of the law shall furthermore be subject to the provisions of Book 2,

Title 9, of the Dutch Civil Code.

Article 30. Certified public accountant.

30.1 The General Meeting of Shareholders shall commission a certified public accountant or an organization in which certified public accountants cooperate, as referred to in Section 2:393 subsection 1 of the Dutch Civil Code (both hereafter referred to as the accountant) to examine the annual accounts drawn up by the Executive Board in accordance with the

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provisions of Section 2:393 subsection 3 of the Dutch Civil Code.

30.2 The accountant shall be entitled to inspect all of the Company’s books and documents and shall be prohibited from divulging anything shown or communicated to him regarding the Company’s affairs except insofar as required to fulfill his mandate. His fee shall be chargeable to the Company.

30.3 The accountant shall deliver the report on his examination to the

Supervisory Board and to the Executive Board. He shall mention at a minimum his findings concerning the reliability and continuity of the automated data processing system.

The accountant shall report on the results of his examination, in an auditor’s statement, regarding the accuracy of the annual accounts.

30.4 The annual accounts cannot be adopted if the General Meeting of

Shareholders has not been able to review the auditor’s statement from the accountant, which statement should have been added to the annual accounts,

unless the particulars to be added state a legal reason why the statement has not been provided.

Article 31. Adoption of the Annual Accounts and Release from Liability.

31.1 The General Meeting shall adopt the annual accounts.

31.2 At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it shall be separately proposed that the Executive Board members and the Supervisory Board members be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts.

Article 32. Profits and Distributions.

32.1 If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.

32.2 Distributions may be made only insofar as the Company’s equity exceeds the amount of the paid in and called up part of the issued capital, increased by the reserves which must be kept by virtue of the law or these Articles of

Association.

32.3 From the net profit, as reflected in the profit and loss account, if it is sufficient to this end after any profit has been set aside for increasing or forming reserves in accordance with Article 32.1, first of all the holders of class A and B Preferred Shares shall receive, on the average amount paid on the Preferred Shares of the class concerned (nominal value and share premium, where applicable), a dividend at a percentage which, on an annual basis, shall be equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions, to be increased by one point seven five (1.75) percentage points, all applicable to the first day of trading on Euroncxt Amsterdam in the financial year to which the dividend relates.

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Apart from this, no more dividend is to be paid on the Preferred Shares. The authority to charge the payment of preferred dividends to the reserves of the Company rests with the Executive Board subject to approval by the Supervisory Board.

32.4 The profits remaining after application of Articles 32.1 and 32.3 shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

32.5 Provided it appears from an interim statement of assets signed by the Executive Board that the requirement mentioned in Article 32.2 concerning the position of the Company’s assets has been fulfilled, the Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of Common Shares and/or to the holders of Preferred Shares, with regard to Preferred Shares, however, subject to the maximum dividend amount set forth in Article 32.3.

32.6 The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on Common Shares shall not take place as a cash payment but as a payment in Common Shares, or decide that holders of Common Shares shall have the option to receive a distribution as a cash payment and/or as a payment in Common Shares, out of the profit and/or at the expense of reserves, provided that the Executive Board is designated by the General Meeting pursuant to Articles 9.2 and 9.3. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions applicable to the aforementioned choices.

32.7 The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

Article 33. Dividend payments; Entitlement.

33.1 A distribution shall be declared and paid as of a day designated to this end by the Executive Board.

Different days may be designated for this purpose for Shares for which Share certificates have been issued and for Shares for which no Share certificates have been issued. In addition, different payment days may be set for Common Shares and Preferred Shares. Each day which has been so designated shall be announced in accordance with regulations applicable to the Company.

33.2 A party in whose name the Share is registered in the register of Shareholders, on the record date set by the Executive Board, shall be entitled to a distribution on a Share for which no Share certificate has been

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issued, or on a Share for which a Share certificate has been issued.

33.3 Different times may be designated for the Shares mentioned in Article 33.2. Each time which has been so designated shall be announced in accordance with regulations applicable to the Company.

33.4 The Executive Board may decide, subject to the approval of the Supervisory Board, that the payment of a distribution in cash on Common Shares for which Share certificates have been issued and which are traded on an exchange or similar institution in a country other than the Netherlands with the cooperation of the Company, shall take place in the currency of that country unless the Company cannot do so owing to government measures or other circumstances beyond its control. If, in accordance with the provisions of the preceding sentence, a distribution is paid in a foreign currency, it shall to this end be converted at the exchange rate current on the exchange in Amsterdam on a day, designated and announced by the Executive Board, which day shall not fall before the day on which the distribution is approved, nor after the payment day set for the Shares in question in accordance with the provisions of Article 33.1.

33.5 Dividends and other distributions which have not been claimed within five years of the first day upon which they were made payable shall revert to the Company.

33.6 For all dividends and other distributions in respect of a Share that is part of a collective deposit or a book-entry deposit under the Dutch Security Depositary Act, the Company shall be discharged from all obligations towards the Euroclear-participant by placing those dividends or other distributions at the disposal of, or at the instruction of, the relevant institution associated with Euroclear Nederland.

CHAPTER X. THE GENERAL MEETING.

Article 34. Annual General Meeting of Shareholders.

34.1 Each year, though not later than in the month of June, a General Meeting of Shareholders shall be held.

34.2 The agenda of such meeting shall contain, inter alia, the following subjects for discussion:

(a) discussion of the annual report;

(b) discussion and adoption of the annual accounts;

(c) dividend proposal (if applicable);

(d) appointment of an external auditor;

(e) other subjects presented for discussion by the Supervisory Board or the Executive Board and announced with due observance of the provisions of these Articles of Association, as for instance (i) release of the Executive Board members and Supervisory Board members from liability; (ii) discussion of the policy on reserves and dividends; (iii) designation of a body of the Company competent to issue Shares;

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and/or (iv) authorisation of the Executive Board to make the Company acquire own Shares or depositary receipts thereof.

Article 35. Extraordinary General Meeting of Shareholders.

Other General Meetings of Shareholders shall be held whenever the Supervisory Board or the Executive Board deems such to be necessary, without prejudice to the provisions of Sections 2:108a, 2:110, 2:111 and 2:112 of the Dutch Civil Code.

Article 36. Notice and agenda of meetings.

36.1 Notice of General Meetings of Shareholders shall be given by the Supervisory Board or the Executive Board.

36.2 Notice of the meeting shall be given no later than the fifteenth day prior to the date of the meeting or such longer notice period as the law may prescribe.

36.3 The announcement shall mention the subjects to be dealt with or shall mention that the Shareholders may look at them at the offices of the Company. It will furthermore mention that the documents pertaining to the agenda are available to the Shareholders free of charge at the offices of the Company in The Hague and at an admitted institution as defined in the General Rules for the Euronext Amsterdam Stock Market.

36.4 Shareholders who, alone or jointly, represent at least one percent (1%) of the issued capital or whose Shares, alone or jointly, are worth at least one hundred million euro (EUR 100,000,000)1 according to the Official Price List of Euronext Amsterdam N.V. (or any publication taking its place), shall have the right to request the Executive Board or the Supervisory Board that items be placed on the agenda of the General Meeting of Shareholders.

These requests shall be honoured by the Executive Board or the Supervisory Board under the conditions:

(a) that important Company interests do not dictate otherwise; and

(b) that the request is received by the chairman of the Executive Board or the chairman of the Supervisory Board in writing at least sixty (60) days before the date of the General Meeting of Shareholders.

36.5 The notice shall state the requirements for admittance to the meeting as described in Articles 40.2, 40.3 and 40.4.

36.6 The notice shall be given in the manner stated in Article 43.

Article 37. Venue of Meetings.

General meetings of shareholders can be held in Amsterdam, The Hague, Haarlemmermeer (including Schiphol Airport), Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg, at the choice of the corporate body that calls the meeting.

Article 38. Chairman of the Meeting.

38.1 The General Meetings of Shareholders shall be presided over by the

1 As long as the Dutch Civil Code provides for a threshold of 50 million euro in market value (s. 2:114a(2) DCC), it shall prevail over the higher threshold in the articles of association.

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chairman of the Supervisory Board or his replacement. However, the Supervisory Board may also appoint another chairman to preside over the meeting. The chairman of the meeting shall have all powers needed to ensure the proper and orderly functioning of the General Meeting of Shareholders.

38.2 If the chairmanship of the meeting is not provided for in accordance with Article 38.1, the meeting shall itself elect a chairman, provided that so long as such election has not taken place, the chairmanship shall be held by an Executive Board member designated for that purpose by the Executive Board members present at the meeting.

Article 39. Minutes.

39.1 Minutes shall be kept of the proceedings at the General Meeting of Shareholders by a secretary to be appointed by the chairman, which minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.

39.2 However, the chairman may determine that notarial minutes shall be prepared of the proceedings of the meeting. In that case the co-signature of the chairman shall be sufficient.

Article 40. Rights at Meetings and Admittance.

40.1 Each shareholder is authorised, either in person or represented by a representative authorized in writing, to take part in, to speak at, and to the extent applicable, to exercise his voting rights in the general meeting of shareholders. The provisions of this Article 40 concerning shareholders apply by analogy to other persons referred to in Article 15.3, to the extent they are entitled to voting rights and/or the right to attend General Meetings of Shareholders.

40.2 The Executive Board is authorized to decide that with respect to a General Meeting of Shareholders a time of record will be applied on the basis of which it shall be determined in accordance with Section 2:119 of the Dutch Civil Code which persons are deemed to be the Shareholders for the purpose of Article 40.1. The time of record and the manner in which Shareholders can register and exercise their rights shall be set out in the notice of the meeting.

40.3 Pursuant to the filing of a written statement issued for that purpose by an institution associated with Euroclear, a Euroclear-participant shall be considered a Shareholder in respect of entitlement to attend the General Meeting of Shareholders and to exercise voting rights. Such statement should indicate that the person mentioned therein is entitled through the institution associated with Euroclear concerned to the number of Deposit Shares stated and that such person will retain such entitlement until the end of the meeting. However, if Article 40.2 is applied for, the statement should indicate that, on the date mentioned in that Article, the person mentioned

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therein is entitled, through the institution associated with Euroclear concerned, to the number of Deposit Shares stated.

The statement must be filed on time, at such place as stated in the notice of the meeting. The final date for filing the statement shall be specified in the notice of the meeting; this date shall not be earlier than the seventh day prior to the date of the meeting. The receipt issued in respect of this filing shall serve as an entry permit for the meeting.

40.4 Shareholders or their proxies, as the case may be, shall only be admitted to the meeting if they have notified the Company of their intention to attend the meeting, in writing, at the address and, by the date specified in the notice of meeting.

Insofar as certificates have been issued for their Shares, holders must state the distinctive number(s) of their Share certificate(s). In respect of their Shares, they will only be admitted to the meeting if the Shares in question are registered in their name on the date determined in accordance with Article 40.2. or, if no such date has been determined, on the date of the General Meeting. The proxy shall also be required to produce written evidence of his mandate.

40.5 The Executive Board is authorized to determine that the rights in respect of a General Meeting of Shareholders as referred to in Article 40.1 can be exercised by using an electronic means of communication. If so decided, it will be required that the Shareholder or his proxy holder can be identified through the electronic means of communication, follow the discussions in the meeting and exercise the voting right. The Executive Board may also determine that the electronic means of communication used must allow the Shareholder or his proxy holder to participate in the discussions.

40.6 The Executive Board may stipulate further conditions to the use of electronic means of communication as referred to in Article 40.5. Such further conditions will be set out in the notice of the meeting. The foregoing does, however, not restrict the authority of the chairman of the meeting to take such action as he shall deem fit in the interest of the meeting being conducted orderly. Any non- or malfunctioning of the means of electronic communication used shall be the risk of the Shareholder using the same.

40.7 The company secretary shall arrange for the keeping of an attendance list in respect of each General Meeting of Shareholders. The attendance list will contain in respect of each Shareholder present or represented: his name, the number of votes that can be exercised by him and, if applicable, the name of his representative. The attendance list will furthermore contain the aforementioned information in respect of persons who participate in the meeting in accordance with Article 40.5 or which have cast their votes in the manner referred to in Article 41.3. The Company is authorized to apply such verification procedures as it reasonably deems necessary to establish

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the identity of Shareholders and, where applicable, the identity and authority of representatives.

40.8 The Supervisory Board members and Executive Board members shall have the right to attend the General Meeting of Shareholders in person and to address the meeting. They shall have the right to give advice in the meeting.

Also, the external auditor of the Company shall be authorized to attend and address the General Meetings of Shareholders.

40.9 The chairman of the meeting shall decide upon the admittance to the meeting of persons other than those aforementioned in this Article 40.

Article 41. Adoption of Resolutions and voting power.

41.1 Each Share confers the right to cast one vote.

However, a holder of Preferred Shares shall be entitled, instead of casting one vote per Preferred Share, to cast such number of votes as shall equal the number of Preferred Shares it holds multiplied by twenty-five-twelfths (25/12), provided that any resulting fraction of a vote shall be disregarded. Each holder of Preferred Shares shall file a written statement setting forth its policy for exercising the full voting rights attached to the Preferred Shares, and any subsequent change to such policy, at the offices of the Company and shall give notice of such filing in the manner set forth in Article 43. If, with respect to a particular vote at a General Meeting of Shareholders, a holder of Preferred Shares intends to exercise the full voting rights attached to its Preferred Shares, it will inform the meeting of such intention prior to the vote being taken.

41.2 At the General Meeting of Shareholders, all resolutions shall be adopted by an absolute majority of the valid votes cast, except in those cases in which the law or these Articles of Association require a greater majority.

41.3 In the event the Executive Board exercises the authority under article 40.2,

the Executive Board may determine that votes cast prior to the General

Meeting of Shareholders by electronic means of communication, are equated with votes cast at the time of the general meeting. Such votes may not be cast before the day of registration referred to in article 40 2.

Without prejudice to the provisions of article 40 the notice convening the

General Meeting of Shareholders states how Shareholders may exercise their rights prior to the meeting.

41.4 Blank votes shall be regarded as not having been cast.

41.5 The chairman of the meeting shall decide whether and to which extent votes are taken orally, in writing, electronically or by acclamation.

41.6 If in the election of persons no absolute majority of the valid votes cast at the meeting is obtained, a new vote shall be taken after an intermediate vote,

if necessary, on the two persons who received the greatest and the next greatest number of votes in the first such meeting. The person who receives the greatest number of votes at the new vote shall be elected. If there is an

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equality of votes in this case, lots shall be drawn.

41.7 In the case of a voting tie regarding resolutions not concerning persons the proposal shall be rejected.

41.8 When determining how many votes are cast by Shareholders, how many

Shareholders are present or represented, or what portion of the Company’s issued capital is represented, no account shall be taken of Shares for which no votes can be cast by law. Furthermore, in so far as permitted by law,

Preferred Shares are only taken into account so far as the voting rights attached thereto are actually exercisable, excluding for this purpose votes not permitted to be cast pursuant to an agreement with the Company.

Article 42. Meetings of Holders of Shares of a particular Class.

42.1 Meetings of holders of Shares of a particular class shall be held whenever the Executive Board or the Supervisory Board calls such meetings. The provisions of Articles 36 through 41 shall apply by analogy.

42.2 A meeting of holders of Preferred Shares of a class at which all outstanding

Preferred Shares of such class are represented may, only pursuant to a proposal by the Executive Board and subject to the approval of the

Supervisory Board, also if the provisions of Article 42.1 have not been observed, pass valid resolutions, provided they are passed unanimously.

Article 43. Notices and Announcements.

43.1 Notice of General Meetings of Shareholders shall be given in accordance with the requirements of law and the requirements of regulation applicable to the Company pursuant to the listing of its Shares on the stock exchange of Euronext Amsterdam N.V.

43.2 To the extent permitted by law and the aforementioned regulation, the

Company may give notice of meetings through the website of the Company and/or through other means of electronic public announcement, and to give notice to Shareholders in writing at the address which the Shareholder has given to the Company for that purpose. Unless the opposite is evident, the provision of an electronic mail address by a Shareholder to the Company shall constitute evidence of that Shareholder’s consent with the sending of notices electronically.

43.3 The provisions of Articles 43.1 and 43.2 shall apply by analogy to other announcements, notices and notifications to Shareholders , and to announcements, notices and notifications to persons with rights as referred to in Article 15.

CHAPTER XI. AMENDMENT OF THE ARTICLES OF ASSOCIATION

AND DISSOLUTION.

Article 44. Resolution to Amend of Articles of Association and Dissolution.

44.1 The General Meeting of Shareholders may pass a resolution, proposed by the Executive Board, and approved by the Supervisory Board, to amend the Articles of Association or to dissolve the Company, with an absolute

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majority of the votes cast.

Any such proposal must be stated in the notice of the General Meeting of

Shareholders.

44.2 In the event of a proposal to the General Meeting of Shareholders to amend the Articles of Association, a copy of such proposal containing the verbatim text of the proposed amendment shall be deposited at the Company’s office in The Hague and at the office of an “admitted institution” within the meaning of the General Rules for the Euronext Amsterdam Stock Market,

for inspection by any Shareholder, until the end of the meeting.

Furthermore, a copy of the proposal shall be made available free of charge to any Shareholder from the day it was deposited until the day of the meeting.

44.3 A resolution of the General Meeting of Shareholders to amend these

Articles of Association which has the effect of reducing the rights attributable to holders of Shares of a particular class, shall be subject to approval of the meeting of holders of Shares of that class.

Article 45. Liquidation.

45.1 In the event of the dissolution of the Company by resolution of the General

Meeting of Shareholders, the Executive Board members shall be charged with effecting the liquidation of the business of the Company, and the

Supervisory Board members with the supervision thereof.

45.2 The provisions of these Articles of Association shall remain in force to the extent possible during liquidation.

45.3 In the resolution for dissolution, the General Meeting of Shareholders shall fix the remuneration of the liquidators and the Supervisory Board members.

45.4 If upon liquidation, after settlement of all debts, including the costs of liquidation, a credit balance remains, it shall be distributed as follows:

First, on the class A Preferred Shares and the class B Preferred Shares, the average amount paid in on the Preferred Shares of the class concerned

(nominal and, where applicable, as share premium), shall be distributed,

insofar as possible. The amount remaining after such payment shall be distributed to the holders of Common Shares.

The liquidators are authorized to make a distribution in advance, if the state of the assets gives reason to do so.

45.5 The liquidation shall otherwise be subject to the provisions of Title 1, Book

2 of the Dutch Civil Code.

The following Transitory Provisions, included in the deed of amendment of the articles of association of 3 May 2006, have remained part of the articles of association of AEGON N.V., also after the amendment of the articles of association of 4 May 2010.

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CHAPTER XII. TRANSITORY PROVISIONS.

Article 46. Effective Time of Amendment of Articles of Association.

The amendment of the Articles of Association laid down in the notarial deed dated three May two thousand and six (the “Amendment”) takes effect as of the day of execution of that deed. However, the provision of Article 7A.3 shall take effect on the twenty-seventh day of October two thousand and six, being six months after the Executive Board has published that provision in at least one nationwide distributed newspaper. Article 47. Registration of bearer Shares.

Pursuant to the Amendment all bearer Shares in issue shall be converted into registered Shares. In this respect the Shareholders can surrender their relevant Share certificates at a place designated and published for that purpose by the Executive Board. The rights attributable to such a Share can be exercised only after surrendering. Bearer Shares held by Euroclear-Nederland or an institution associated with Euroclear-Nederland in accordance with the Act on deposit securities transactions ‘Wet giraal effectenverkeer) shall after surrendering to Euroclear-Nederland or the institution associated with Euroclear-Nederland concerned be registered in the Company’s register of Shareholders in the name of Euroclear-Nederland or the associated institution, together with the written statement indicating that the Shares are Deposit Shares. As long as not all the Bearer Shares arc registered, Article 7 of the Articles of Association shall be applicable by analogy to talons and Dividend Sheets.

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